22006670

OMB APPROVAL
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SEC FILE NUMBER
8-49385

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: IBS Holding Corporation dba I-Bankers Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1208 Shady Lane N
(No. and Street)

Keller	Texas	76248
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shelley Leonard	817-291-8962	shelley@ibsgroup.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

TPS Thayer
(Name – if individual, state last, first, and middle name)

1600 Highway 6, Ste 100	Sugarland	TX	77478
(Address)	(City)	(State)	(Zip Code)

	6706
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Shelley Leonard, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of IBS Holding Corporation dba I-Bankers Securities, Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
President & CFO

*See attachment # (Notary Public)

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Ventura

On May 6th 2022 before me, Cynthia Marlene Soriano (Notary Public)
Date — Here Insert Name and Title of the Officer

personally appeared Shelley Kay Leonard
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

CYNTHIA MARLENE SORIANO
Notary Public - California
Ventura County
Commission # 2385226
My Comm. Expires Dec 3, 2025

Place Notary Seal and/or Stamp Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Reports Form X-17A-5 Part III

Document Date: May 6th 2022 Number of Pages: 1

Signer(s) Other Than Named Above: None

Capacity(ies) Claimed by Signer(s)

Signer's Name: Shelley Kay Leonard	Signer's Name:
☐ Corporate Officer – Title(s):	☐ Corporate Officer – Title(s):
☐ Partner – ☐ Limited ☐ General	☐ Partner – ☐ Limited ☐ General
☒ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator	☐ Trustee ☐ Guardian or Conservator
☐ Other:	☐ Other:
Signer is Representing: Self	Signer is Representing:

Copy

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC
Financial Statements
December 31, 2021

TABLE OF CONTENTS

TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Members
IBS Holding Corporation dba I-Bankers Securities, Inc.
1208 Shady Ln N,
Keller, TX 76248

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of IBS Holding Corporation dba I-Bankers Securities, Inc. (the "Company") as of December 31, 2021, and the related statements of income, changes in stockholders' equity, and statement of cash flows for the year then ended, December 31, 2021, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Restatement of Prior Issued Financials

As discussed in Note U to the financial statements, the 2021 financial statements have been restated to correct a misstatement.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors Report on Supplementary Information

The supplemental schedule has been subjected to the auditing procedures performed in conjunction with the audit of IBS Holding Corporation dba I-Bankers Securities, Inc.'s financial statements. The supplemental information is the responsibility of IBS Holding Corporation dba I-Bankers Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

TPS Thayer, LLC

TPS Thayer, LLC
We have served as IBS Holding Corporation dba I-Bankers Securities, Inc. since 2021
Sugar Land, TX
May 6, 2022

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2021

ASSETS	
Cash and cash equivalents	$ 21,838,166
Deposit with clearing organization	150,000
Receivable clearing organization	3,786,117
Deposit	3,894
Note receivable	130,000
Note receivable – related party	175,330
Accounts receivable	892,464
Receivables - related party	6,287,205
Investments:	
Marketable securities	2,233,336
Investments in related entities	2,432,798
Property and equipment, net	403,024
Prepaid assets	10,103
Total assets	38,342,437
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	2,628,033
Deferred revenue	50,000
Deferred tax liability	1,129,840
Total Liabilities	3,807,873
Commitments and contingencies	
STOCKHOLDERS' EQUITY	
Common stock, 100,000 shares of $.01 par value	
Authorized, 53,000 shares issued and outstanding	530
Additional paid in capital	933,206
Less: Treasury Stock	(320,000)
Retained Earnings	33,920,828
Total Equity	34,534,564
Total liabilities and equity	$ 38,342,437

The accompanying notes are an integral part of these financial statements.

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC
STATEMENT OF INCOME
Year Ended December 31, 2021

REVENUES:		
Commissions and trading	$	11,093,092
Underwriting and consulting		34,111,406
Interest income		16,161
Other revenue		5
Total revenues		45,220,664
GENERAL AND ADMINISTRATIVE EXPENSES:		
Commissions, compensation, and benefits		8,500,818
Clearing costs		256,032
Charitable donation		1,212,700
Communications		212,244
Consulting fees		1,402,680
Depreciation		37,014
Occupancy		107,887
Interest Expense		3,256
Professional fees		393,095
Other operating expenses		353,558
Total expenses		12,479,284
NET OPERATING INCOME		32,741,380
OTHER INCOME		
Forgiveness of Paycheck protection program loan		104,202
Other income		15,000
		119,202
OTHER EXPENSES		
Provision for income taxes		4,977,451
Unrealized loss		11,360,526
		16,337,977
Total other expenses net of other income		16,218,775
NET INCOME	$	16,522,605

The accompanying notes are an integral part of these financial statements.

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC
STATEMENT OF CHANGES TO STOCKHOLDERS' EQUITY
Year ended December 31, 2021

	Common Stock	Additional Paid in Capital	Treasury Stock	Retained Earnings	Total
Balances at					
As of December 31, 2020	$ 530	$ 933,206	$(320,000)	$ 17,398,223	$ 18,011,959
Net Income				$ 16,522,605	$ 16,522,605
As of December 31, 2021	$ 530	$ 933,206	$(320,000)	$ 33,920,828	$ 34,534,564

The accompanying notes are an integral part of these financial statements.

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC
STATEMENT OF CASH FLOWS
Year ended December 31, 2021

Net income	$	16,522,605
Adjustments to reconcile net income (loss) to net cash		
provided by operating activities:		
Forgiveness of paycheck protection program loan		(104,202)
Depreciation		37,014
Deferred income tax liability		(114,824)
Changes in operating assets and liabilities:		
Receivable from clearing organization		1,458,042
Accounts payable and accrued liability		1,942,053
Receivable		27,113
Deferred revenue		50,000
Prepaid		(10,103)
Marketable securities		(1,521,958)
Income tax receivable		186,292
NET CASH PROVIDED BY OPERATING ACTIVITIES		18,472,032
CASH USED IN INVESTING ACTIVITIES		
Purchase of property and equipment		(5,555)
Sale of Investment in related entity		1,111
Investment – related entities		(130,000)
Note receivables – related parties		(6,287,205)
Note receivable in related entity		(175,330)
CASH USED IN INVESTING ACTIVITIES		(6,596,979)
Net increase for the year		11,875,053
Cash at beginning of the year		9,963,113
Cash at the end of the year	$	21,838,166

The accompanying notes are an integral part of these financial statements.

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: IBS Holding Corporation, ("the Company") is a registered broker dealer that began business in 1996. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and the securities commissions of appropriate states.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies are as follows:

Accounting Policies:

The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash and Cash Equivalents:

The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents. The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Property and Equipment:

Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations. Depreciation expense for 2021 was $37,014.

Receivables – Recognition of Bad Debt:

The Company considers receivables to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be charged to operations when that determination is made.

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes:

The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 – *Income Taxes* (ASC 740). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2020, the Company determined that it had no uncertain tax positions which affected its financial position, its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. Tax expense for year 2021 is estimated at $4,977,451.

Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Marketable Securities:

Principal transactions and related revenues and expenses are recorded at fair value on a trade-date basis (as if they had settled). Realized gain or loss arising from all securities transactions entered into for the account and risk of the Company are recorded in trading revenue in the statement of income. Unrealized gain or loss is recorded in the statement of income.

Revenue Recognition:

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue at the point in time that it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of Accounting Standards Update 2014-09 – *Revenue from Contracts with Customers* (Topic 606) include:
a. Interest and dividend income
b. Commission and Trading income (trading gains and losses)
c. Underwriting income
d. Consulting income

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commission and Trading income:

Transactions and related revenues and expenses are recorded at fair value on a trade-date basis (as if they had settled). Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in trading revenue in the statement of income. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as receivable from clearing broker on the statement of financial condition. Commission revenues and clearing expenses are recorded as performance obligations are fulfilled on a settlement-date basis. Profit or loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement-date basis as performance obligations are fulfilled. Transactions recorded on a settlement-date were not materially different from the trade-date basis.

Underwriting Income

These services include being engaged to provide underwriting services on behalf of the issuer of securities as the lead underwriter or as part of a syndicate of underwriters. The Company recognizes revenue once the performance obligations of the offering, as described in the engagement letter or underwriting invitation have been completed .

Consulting income:

These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued. The agreements on occasion contain nonrefundable retainer fees and success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a service, as a distinct performance obligation, in exchange for the retainer. If a promised service is not distinct, the Company combines that service with other promised services until it identifies a bundle of services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

COVID-19

A novel strain of coronavirus (COVID-19) was first identified in December 2019, and subsequently declared a global pandemic by the World Health Organization on March 11, 2020. As a result of the outbreak, many companies have experienced disruptions in their operations and in markets served. The Company has instituted some and may take additional temporary precautionary measures intended to help ensure the well-being of its employees and minimize business disruption. The full extent of the future impacts of COVID-19 on the Company's operations is uncertain. A prolonged outbreak could have a material adverse impact on financial results and business operations of the Company, including the timing and ability of the Company to collect any accounts receivable and the ability of the Company to continue to provide high quality services to its clients. The Company is not aware of any specific event or circumstance that would require an update to its estimates or judgments or a revision of the carrying value of its assets or liabilities as of May 6, 2022, the date of issuance of this report. This determination may change as new events occur and additional information is obtained. Actual results could differ from our estimates and judgments, and any such differences may be material to our financial statements. These estimates may change, as new events occur and additional information is obtained.

Recently Issued Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): *Simplifying the Accounting for Income Taxes* (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for entities for the fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 on a prospective basis, with early adoption permitted. The Company adopted the new standard effective January 1, 2021 and does not expect the adoption of this guidance to have a material impact on its financial statement

On June 16, 2016, the FASB issued Accounting Standards Update No. 2016-13, *Financial Instruments— Credit Losses* (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost basis. That model replaces the probable, incurred loss model for those assets. Through the amendments in that Update, the Board added Topic 326, Financial Instruments— Credit Losses, and made several consequential amendments to the Codification. This guidance will be effective for entities for the fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. The Company will adopt the new standard effective January 1, 2023 and does not expect the adoption of this guidance to have a material impact on its financial statements.

NOTE B – CASH AND CASH EQUIVALENTS

The Company had cash of $14,419,181 and money market accounts totaling $7,418,985 as of December 31, 2021.

NOTE C - LEASES

The Company leases its office facilities under a month-to-month lease agreement. The Company had no lease commitments extending beyond one year. The Company had lease expenses of $107,887 during the year ending December 31, 2021.

NOTE D – PROPERTY AND EQUIPMENT

The following table sets forth the components of the Company's property and equipment at December, 2021.

	Cost	Accumulated Depreciation	Net Book Value
Real Estate	193,629	-	193,629
Computers and Equipment	22,136	17,355	4,781
Furniture	12,352	5,858	6,494
Leasehold improvements	3,647	3,647	-
Boat	235,944	37,824	198,120
Total	467,708	64,684	403,024

For the year ended December 31, 2021, the Company recorded depreciation expense of $37,014.

NOTE E - NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $23,764,747, which was $23,586,210 in excess of its required net capital of $178,536 the aggregate indebtedness as a percentage of net capital was 0.11 to 1.0.

NOTE F – CLEARING BROKER AND CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The deposit with its clearing broker is refundable but, subject to offsets, if and when the Company ceases doing business with the clearing broker. Amounts receivable from its clearing organization at December 31, 2021 consist of commissions receivable and funds on deposit in various accounts. The receivable is considered fully collectible and no allowance is required. If applicable, any amounts payable to the clearing broker dealer at December 31, 2021 consists of margin debt collateralized by securities owned. As of December 31, 2021, the balance for accounts payable to the clearing broker was $1,845,892.

NOTE G – RECEIVABLE CLEARING ORGANIZATION

The Company has an agreement with the clearing broker, in that the receivable due to the Company for the months trades are paid to the Company within ten days subsequent to the month end. Balance as of December 31, 2021 was $3,786,117.

NOTE H – ACCOUNTS RECEIVABLE

The Company had accounts receivable balance as of December 31, 2021 of $892,464, the Company has not made any allowance for this balance as they believe the amount is fully collectable.

NOTE I – NOTES RECEIVABLE

The Company had notes receivables with third parties for a total of $233,894 as of December 31, 2021.

NOTE J – CONTINGENCIES

During 2021, the Company was involved in ongoing litigation in regard to an underwriting deal that they acted as a syndicate. There are actions in which plaintiffs claim losses connected with purchases of stock in Miller Energy Resources, Inc. (Miller) IBS was the underwriter for certain stock offerings of Miller. Miller filed for protection under Chapter 11 of federal bankruptcy statutes on October 1, 2015. Plaintiffs allege that Defendants, which include former officers and directors of Miller, along with underwriters, are liable for allegedly false and misleading statements in the Registration Statement concerning the stock offerings. IBS denies liability. Written discovery has been conducted, and after the two actions were removed to federal court, where they remained for a substantial time, both actions were remanded to the Morgan County Tennessee Circuit Court, where the cases are now pending. Settlement negotiations are ongoing.

Management, after review and discussion with counsel, believes it has meritorious defenses and intends to vigorously defend itself in these matters. At this stage in the legal process, it is not feasible to predict the final outcomes nor is it possible to determine a range of potential losses.

NOTE K – PAYCHECK PROTECTION PROGRAM LOAN

The Company received a payroll protection program loan in the amount of $104,202. Such loan was forgiven in 2021.

NOTE L – RELATED PARTY AND RELATED PARTY TRANSACTIONS

The Company received services from IB CAPITAL LLC, an entity that is related through common ownership. The accounts payable – related party balance was $500,000 as of December 31, 2021. The total amount of commissions and consulting fees for 2021 related to services received from the related party was $2,492,833. The Company has investments in related parties, the balance as of December 31, 2021 was $2,432,798, of which $2,398,181 was to I-Bankers Direct, LLC, which is related through common ownership. The Company has related party receivables with three related parties, all are due on demand and bear no interest, total balance as of December 31, 2021 was $6,287,205. The Company had note receivable with a related entity of $175,330 as of December 31, 2021.

NOTE M – FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE M – FAIR VALUE MEASUREMENTS – CONTINUED

	Level 1	Level 2	Level 3	Total
Marketable Securities	2,233,336	-	-	2,233,336
Total	2,233,336	-	-	2,233,336

Management calculates the fair value of financial instruments on the books by determining the quoted value of the securities according to the Consolidated Quotation System as of the close of the last trading day in the year and multiplying this price by the number of shares that are owned on the last trading day of the year and are owned by the Company and reported on the Company's books as marketable securities.

The following information should not be interpreted by the financial statement user as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets, liabilities and credits. Due to a wider range of valuation techniques, circumstances and the degree of subjectivity used in making estimates, comparisons between the Company's disclosures and those of other companies and entities may not be meaningful.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short term, highly liquid nature. These instruments include accounts payable, accounts receivables, other receivables, marketable securities and investments in related entities, deposit with clearing organization, receivable with clearing organization, receivables – related parties.

NOTE N – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Account payables for the year ending December 31, 2021 were $1,953,105, consisting of payable to the clearing broker $1,845,892, trade payables of $39,835 and other payables of $67,378. Accrued expenses for the year ending December 31, 2021 were $674,928, consisting of accrued operating expenses of $299,246 and $375,682 of accrued taxes.

NOTE O – INCOME TAXES

A reconciliation of income tax to the effective tax for the years ended December 31, 2021.

Expected tax (expense) recovery at top corporate rate of 21% in 2021	$ 3,415,127
Reconciling items	
Permanent differences	1,677,148
Change in deferred tax liability	(114,824)
Income tax provision	$ 4,977,451

NOTE O – INCOME TAXES (CONTINUED)

The components of deferred tax asset and liability at December 31, 2021, were as follows:

	2021
Deferred tax assets	
Property and equipment	7,199
Deal receivable	3,065
Unrealized loss	36,377
Pension contribution	62,101
	108,742
Less Deferred tax liabilities	
Receivable clearing organization	(795,085)
Loss from US partnership	(443,497)
Deferred tax liabilities, net	(1,129,840)

Deferred income taxes reflect the impact of temporary differences between the recognition of revenues and expenses on the Company's tax return and the financial statements. The primary sources of differences are the utilization of the cash basis method of accounting for tax purposes, net operating losses, and depreciation methods and lives.

In assessing the likelihood of realizing the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

NOTE S – CONCENTRATIONS

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. The amount above federally insured limits in all accounts was $7,252,479 at December 31, 2021.

NOTE T - NOTE RECEIVABLE

During the year the Company funded and received note receivables for a total of $130,000, from one entity, the note is not interest bearing, and is due in 2022.

NOTE U – RESTATEMENT OF PRIOR ISSUED FINANCIALS

Correction of errors – During the preparation of it's 2021 financial statements, the Company's net capital calculation had been incorrectly reported, to reflect the net capital after certain adjustments had been made.

Accordingly, the accompanying Supplemental Schedule of Computation of Net Capital has been revised and the Reconciliation of Net Capital has been added.

The correction of the errors, resulted in a decrease in accounts payable of $152,477, an increase in deferred tax liability of $4,569 and an increase in deferred revenue of $50,000. As well as the adjustments noted, the forgiveness of the paycheck payroll protection loan was omitted from the net capital computation as an allowable subordinate loan.

Accordingly the accompanying table summarizes the error correction to the Company's net capital computation for the year ending December 31, 2021.

	Previously reported	Impact of adjustment	As Revised
Total Assets	38,342,427	10	38,342,437
Total Liabilities	(3,807,873)	-	(3,807,873)
Total stockholders' equity	34,534,564	-	34,534,564
Allowable subordinated loan	104,202	(104,202)	-
Total capital and allowable liabilities	34,638,766	(104,202)	34,534,564
Less nonallowable assets:			
Other assets	(10,284,328)	(150,489)	(10,434,817)
Net capital before haircuts	24,354,438	(254,691)	24,099,747
Less haircuts	(335,000)	-	(335,000)
Net capital	24,019,438	(254,691)	23,764,747
Minimum net capital required	253,985	(75,448)	178,537
Excess net capital	23,919,437	(333,227)	23,586,210

Aggregate indebtedness	3,807,873	(1,129,840)	2,678,033
Aggregate indebtedness to net capital	15.85%		11.27%
Net capital as a % of required net capital	9,457%		13,311%

NOTE V – SUBSEQUENT EVENTS

Subsequent events were evaluated through May 6, 2022, the date which the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULE

SCHEDULE I
IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2021

TOTAL ASSETS	38,342,437
TOTAL LIABILITIES	(3,807,873)
TOTAL STOCKHOLDERS' EQUITY	34,534,564
NON-ALLOWABLE ASSETS	(10,434,817)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	24,099,747
TOTAL HAIRCUTS	(335,000)
NET CAPITAL	23,764,747
REQUIRED NET CAPITAL	178,537
EXCESS NET CAPITAL	23,586,210
AGGREGATE INDEBTEDNESS PER FINANCIAL STATEMENT	2,678,033
AI ALLOWANCE FOR CONTINGENT LIABILITIES - TOTAL AGGREGATE INDEBTEDNESS	2,678,033
AGGREGATE INDEBTEDNESS TO NET CAPITAL	11.27%
Net Capital as a % of Required Net Cap	13,311%

SUPPLEMENTAL SCHEDULE

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC
RECONCILIATION OF NET CAPITAL
AS OF DECEMBER 31, 2021

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$23,666,839
Adjustments:	
Decrease in accounts payable and accrued expense	152,477
Increase in deferred tax liability	(4,569)
Increase in income deferred revenue	(50,000)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	$23,764,747

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule, and was in compliance with the conditions of the exemption at December 31, 2021.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule, and was in compliance with the conditions of the exemption at December 31, 2021.

TPS THAYER
Certified Public Accountants

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3(k)(2)(ii)

To the Board of Directors and Shareholders of
IBS Holding Corporation dba I-Bankers Securities, Inc.
Keller, Texas

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934 for the year ended December 31, 2021, in which (1) IBS Holding Corporation dba I-Bankers Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the exemption provision) and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

TPS Thayer, LLC

TPS Thayer, LLC
Sugar Land, Texas
May 6, 2022

I-Bankers
SECURITIES
INCORPORATED

MANAGEMENT EXEMPTION REPORT

IBS Holding Corporation dba I-Bankers Securities Inc., (the "Company") is a registered broker-dealer subject to SEC Rule 1 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

IBS Holding Corporation dba I-Bankers Securities, Inc.
I, Shelley Leonard, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Shelley Leonard
President and CFO

IBS Holding Corporation
dba I-Bankers Securities, Inc.
SIPC Reconciliation Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2021

SIPC Payment Schedule

SIPC 7 Reconciliation

Total Due	$	59,249
Overpayment Applied	$	-
Balance Due after Applied Overpayment	$	-

-

			Date Paid	Paid To
Paid with SIPC 6	$	15,542	7/26/2021	SIPC
Paid with SIPC 7	$	43,707	2/28/2022	SIPC
Total Paid	$	59,249		

Reconciled Difference (Overpayment) Underpayment	$	-

Statement Related to SIPC Reconciliation
SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.

TPS THAYER

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

Directors and Members
IBS Holding Corporation dba I-Bankers Securities, Inc.
1208 Shady Ln N,
Keller, TX 76248

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by IBS Holding Corporation dba I-Bankers Securities, Inc (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.
The procedures we performed and our findings are as follows:

1 Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, including wire amounts for $15,542 and $43,707.
2 Compared audited Total Revenue for the period of January 01, 2021 through December 31, 2021 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3 Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4 Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.
5 If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be the expression of an opinion on conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

TPS Thayer, LLC

TPS Thayer, LLC
Sugar Land, TX
May 6, 2022